UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File No. 001-33580

ASANKO GOLD INC.
(Translation of registrant's name into English)

Suite 700-1199 West Hastings Street, Vancouver, BC V6E 3T5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

SUBMITTED HEREWITH

Exhibit
99.1	Notice of Special Meeting
99.2	Management Information Circular
99.3	Form of Proxy
99.4	Officer's Certificate
99.5	Expert Consent - Charles Johannes Muller
99.6	Expert Consent - Douglas Heher
99.7	Expert Consent - Glenn Bezuidenhout
99.8	Expert Consent - SJP Coetzee
99.9	Expert Consent - Guy Wiid
99.10	Expert Consent - Andrew Neil Clay
99.11	Expert Consent - Thomas K. Obiri-Yeboah

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASANKO GOLD INC.

Date: January 2, 2014

By:
/s/ Greg McCunn
Greg McCunn
Chief Financial Officer